VIA EDGAR TRANSMISSION

Michael Moran

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc.

Item 4.01 8-K filed March 24, 2006

Form 10-Q for September 30, 2005 filed November 30, 2005

File No. 0-51515

April 6, 2006

Dear Mr. Moran:

On behalf of our client, Core-Mark Holding Company, Inc., a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T is Amendment No. 1 (“Amendment No. 1”) to the Company’s Form 8-K originally filed on March 24, 2006 (the “Form 8-K”). In connection with such filing, set forth below are responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission communicated in your letter addressed to the Company dated March 28, 2006. The Company is separately sending to you a statement containing the acknowledgments requested in your letter.

For ease of reference, each of the staff’s comments is reproduced below in italics and is followed by the Company’s response. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No.1.

Form 8-K

1.	We note that PricewaterhouseCoopers is still acting as your principal accountant and will remain as your principal accountant until the filing of the December 31, 2005 Form 10-K. When in fact PricewaterhouseCoopers has effectively completed its audit work, please file an amendment disclosing the date of this event. Also, please note that you are required to update the disclosure and state whether there were any additional disagreements or reportable events through this effective date.

The Company intends to file the amendment and make any required update to the disclosure referred to in this comment.

2.	Tell us supplementally, as to your estimated timetable for filing your December 31, 2005 Form 10-K.

The Company has applied for an extension of the time to file its Form 10-K pursuant to Rule 12b-25 and intends to file its Form 10-K by April 17, 2006.

3.	We note your disclosure that you are in the process of engaging a new independent public accountant. Please file either an amendment or a new Item 4.01 Form 8-K when you engage new auditors.

The Company intends to file the amendment referred to in this comment.

4.	We believe you need to expand the disclosure in the third paragraph with respect to disagreements to include a more complete description of the nature of the disagreements. We believe you should disclose (and provide on a supplemental basis) more specifically what the disagreements were and how the company’s position differed from the auditor’s position. Also, tell us supplementally for each of the periods to be restated, what elements of the financial statements have been impacted and the amounts involved.

Page 2 of the Form 8-K has been revised in response to this comment. A description of the disagreements has been inserted that reads as follows:

“The disagreement regarding the accounting for loss on extinguishment of debt consisted of a difference of opinion on the appropriate period within which a $2.3 million pre-tax charge associated with the termination of a credit facility was to be recorded. Management had initially recorded the charge in the fourth quarter of 2005 when the letters of credit under the terminated credit facility expired while PwC believed the charge should have been recorded in the third quarter of 2005, the period within which the outstanding loans under the credit facility were repaid. The disagreement regarding the preparation of the cash flow statement with respect to changes in foreign currency exchange rates centered on the method for computing the effect of changes in foreign exchange rates. Under management’s method the cash flow statement was prepared using post translated Canadian dollar balance sheet changes whereas PwC believed a Canadian dollar cash flow statement should have been prepared first and then translated into US dollars at the appropriate exchange rates.”

The adjustments that were the subject of the disagreements were made to the Company’s financial statements prior to their filing and are not the subject of the current restatement.

Form 10-Q for September 30, 2005

We monitored your Form 10-Q solely related to the matters below.

5.	Refer to the Item 4 disclosures on pages 48 and 49. Tell us why you have not disclosed all of the 11 deficiencies in the Company’s internal control over financial reporting as discussed in the Item 4.01 Form 8-K, in your Form 10-Q. Also, provide us with your proposed revised Item 4 disclosures that you intend to include in the amended (and restated) Form 10-Q. Explain any reasons for omission of the 11 deficiencies noted in the Form 8-K.

As noted in the Form 8-K, PricewaterhouseCoopers LLP (“PwC”) advised the Company of the eleven deficiencies in connection with its audit of the Company’s 2005 consolidated financial statements. PwC had previously advised the Company of the deficiencies numbered 2,3,4,5 and 7 in item 4.01 of the Form 8-K in connection with its review of the Company’s financial statements for the third quarter of 2005. The Company grouped these for disclosure on pages 48-49 of the Form 10-Q. The Company updated the presentation of the disclosure of the control deficiencies for use in the Form 8-K, describing item 2 as a deficiency that contributed to several of the other deficiencies described in the Form 10-Q. The additional six deficiencies listed in the Form 8-K (items 1, 6, 8, 9, 10 and 11 listed in the Form 8-K) had not been identified at the time of filing the Form 10-Q. PwC advised the Company of these additional deficiencies on March 14, 2006 and management and the Audit Committee determined that these additional deficiencies were material weaknesses on March 23, 2006.

Page 4 of the Form 8-K has been revised in response to this comment.

* * * * *

Should any questions arise in connection with the filing or this response letter, you may contact Richard Millard at (650) 802-3015 or Joshua Robinson at (212) 310-8199.

Sincerely,

/s/ Richard Millard

Richard Millard

Joshua Robinson

cc:	Robert Burnett

Sarah Goldberg

Howard Baik

Securities and Exchange Commission

James Wall

Core-Mark Holdings Company, Inc.